FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes ___                        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 05 July 2023
Exhibit No. 2	2022/23 Bank of England stress test results dated 12 July 2023
Exhibit No. 3	NWM NV H1 2023 Interim Management Statement dated 28 July 2023
Exhibit No. 4	NWG Publication of Supplementary Prospectus dated 28 July 2023
Exhibit No. 5 Exhibit No. 6	Commencement of On Market Share Buyback Programme dated 31 July 2023 Total Voting Rights dated 31 July 2023

Exhibit No. 1

05 July 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 03 July 2023 at the price indicated, in accordance with the Company's Chairman and Non-executive Directors shareholding policy (the Policy):

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Howard Davies	Chairman	4,181	£2.449
Frank Dangeard	Non-executive Director	1,101	£2.449
Roisin Donnelly	Non-executive Director	1,101	£2.449
Patrick Flynn	Non-executive Director	1,101	£2.449
Yasmin Jetha	Non-executive Director	1,142	£2.449
Stuart Lewis	Non-executive Director	1,243	£2.449
Mark Seligman	Non-executive Director	1,142	£2.449
Lena Wilson	Non-executive Director	1,101	£2.449
NOTE: The Policy does not apply to Directors who were scheduled to step down from the Board of the Company within 12 months of the Policy being adopted.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc
12 July 2023

NatWest Group plc

2022/23 Bank of England stress test results

12 July 2023

NatWest Group ("the Group") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2022 stress test. The test explores whether the Group has sufficient capital to withstand a severe but plausible outcome starting with the Group's balance sheet as at 30 June 2022, and compares the theoretical Common Equity Tier 1 ("CET1") ratio and Tier 1 leverage ratio positions of the Group before and after the impact of strategic management actions.

The 2022/23 stress test also assesses NatWest Holdings Group ("NWH Group") against the same scenarios.

IFRS 9 Transitional basis
The Group's low point CET1 ratio would have been 11.1% on a minimum stressed ratio basis after the impact of strategic management actions. This is above the Group's 7.0% hurdle rate (please refer to definitions in notes below the table).

The Group's Tier 1 leverage ratio would have been 5.2% after the impact of strategic management actions. This is above the hurdle rate of 3.7%.

NWH Group's low point CET1 ratio would have been 9.7% on a minimum stressed ratio basis after the impact of strategic management actions. This is above NWH Group's 7.2% hurdle rate.

NWH Group's Tier 1 leverage ratio would have been 5.2% after the impact of strategic management actions. This is above the hurdle rate of 3.8%.

IFRS 9 Non-transitional basis (fully loaded)
The Group's low point CET1 ratio would have been 11.1% on a minimum stressed ratio basis after the impact of strategic management actions. This is above the Group's 6.2% hurdle rate (please refer to definitions in notes below the table).

The Group's Tier 1 leverage ratio would have been 5.1% after the impact of strategic management actions. This is above the hurdle rate of 3.3%.

NWH Group's low point CET1 ratio would have been 9.7% on a minimum stressed ratio basis after the impact of strategic management actions. This is above NWH Group's 7.2% hurdle rate.

NWH Group's Tier 1 leverage ratio would have been 5.0% after the impact of strategic management actions. This is above the hurdle rate of 3.3%.

Commenting on the results, Katie Murray, Chief Financial Officer, said:

"The 2022/23 ACS stress testing exercise has once again highlighted NatWest Group's all weather balance sheet enabling us to support our customers and the economy, delivering sustainable value creation and strong distributions for shareholders.

Banks in the UK play a vital role in supporting our economy and these results provide further confidence that we are able to withstand a severe shock; keeping our customers' money safe and continuing to lend, even when times are tough."

Table: Projected consolidated solvency ratios in the stress scenario - NatWest Group

	Actual(June 2022)	Minimum stressed ratio (before strategic management actions)	Minimum stressed ratio (after the impact of strategic management actions)	Hurdle rate	Actual(March 2023)

IFRS 9 Transitional
Common equity Tier 1 ratio (a) (b)	14.3%	10.3% (g)	11.1%	7.0%	14.4%
Tier 1 capital ratio (c)	16.4%	12.4% (g)	13.2% (g)		16.6%
Total capital ratio (d)	19.3%	15.5% (g)	16.4% (g)		19.6%
Memo: risk-weighted assets (£ bn)	180	214 (g)	207 (g)		178
Memo: CET1 (£ bn)	26	22 (g)	23 (g)		26
Tier 1 leverage ratio (a) (e)	5.2%	5.2% (h)	5.2%	3.7%	5.4%
Memo: leverage exposure (£ bn)	571	571 (h)	571 (h)		544
IFRS 9 non-transitional
Common equity Tier 1 ratio (f)	14.1%	10.5%	11.1%	6.2%	14.3%
Tier 1 leverage ratio(e)(f)	5.1%	4.9%	5.1%	3.3%	5.4%

Sources: Participating banks' STDF data submissions.

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.
(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of the total risk exposure amount (risk-weighted assets or RWAs), where CET1 capital and RWAs are determined in accordance with the CRR.
(c) The Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs, where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital determined in accordance with the CRR.
(d) The Total capital ratio is defined as total capital expressed as a percentage of RWAs, where total capital is defined as the sum of Tier 1 capital and Tier 2 capital determined in accordance with the CRR.
(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure, as defined in Article 429(2) of the Leverage Ratio (CRR) part of the PRA Rulebook. If a firm does not have sufficient CET1 capital to meet 75% of the leverage ratio minimum requirement and 100% of its leverage ratio buffers (as required by PRA rules), additional Tier 1 capital has been capped at 25% of the leverage ratio minimum requirement for the purpose of calculating the Tier 1 leverage ratio.
(f) The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.
(g) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.
(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

For further information, please contact:

Investor Relations
+44 (0) 20 7672 1758

Media Relations
+44 (0) 131 523 4205

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the current economic environment, its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate-related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 2023 on Form 6-K, and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Markets N.V.
Interim Results 2023

NatWest Markets N.V.

Results for the half year ended 30 June 2023

Overview of the half year

In H1 2023, we have continued to focus on our strengths to support our customers' evolving needs with financing and risk solutions. Our improved connectivity as part of the NatWest Group Commercial & Institutional segment is enabling us to unlock further opportunities for growth and to build even deeper relationships with NatWest Group customers.

We have delivered a strong performance in the first half of the year and maintained our robust capital and liquidity position. We continue to monitor the evolving economic outlook including the continued rise in cost of living and are mindful of the impact that rising inflation and higher interest rates are having on our customers.

As of 30 June 2023, NWM N.V. surpassed a balance sheet total of €30 billion at the regulatory consolidated level. By exceeding this threshold, NWM N.V. will most likely qualify as a "significant institution" in the foreseeable future, which may result in changes to supervision and regulations applicable to it.

Climate and sustainable funding and financing have continued to perform well, and as at the end of H1 2023 we had delivered €14.7 billion towards the NatWest Group climate and sustainable funding and financing target(1)  of £100 billion between 1 July 2021 and the end of 2025.

Management Board and Supervisory Board update

In March 2023, Anne Snel stepped down as Supervisory Board Member following the conclusion of her term of appointment.

Outlook(2)

We retain the Outlook for the CET1 ratio and leverage ratio as set out in NatWest Markets N.V. 2022 Annual Report and Accounts. NWM N.V. Group intends to issue potentially up to €1 billion in 2023, subject to the evolution of asset origination, through a mix of public benchmark transactions and private placements.

1)
This comprises funding and financing for climate and sustainable finance to support transition towards a net-zero and climate-resilient economy. NatWest Group uses its climate and sustainable funding and financing inclusion criteria (CSFFI criteria) to determine the assets, activities and companies that are eligible to be counted towards its climate and sustainable funding and financing targets.
2)
The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of NatWest Markets N.V. 2022 Annual Report and Accounts and the Summary Risk Factors set out in this announcement for H1 2023. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review

Profit for the period was €61 million compared with €11 million in H1 2022. The total increase of €50 million was mainly due to net interest income of €50 million compared with a net interest expense of €1 million in H1 2022 and an impairment release of €3 million compared with an impairment loss of €7 million in H1 2022. This was partially offset by a €10 million decrease in non-interest income from €105 million to €95 million.

Net interest income was a net income of €50 million compared with a net expense of €1 million in H1 2022, primarily driven by rising interest rates and by changes in the lending portfolio and the funding book in H1 2023 in comparison with H1 2022.

Non-interest income decreased by €10 million to €95 million compared with a gain of €105 million in H1 2022. Net fees and commissions of €99 million (H1 2022 - €94 million) primarily related to transfer pricing income from NWM Plc of €61 million (H1 2022 - €60 million) and syndicate fee income of €39 million (H1 2022 - €34 million). Income from trading activities was a loss of €5 million compared with a gain of €10 million in H1 2022. Other operating income was a gain of €1 million in both H1 2023 and H1 2022.

Operating expenses were €82 million compared with €79 million in H1 2022. Staff costs increased by €1 million to €40 million in H1 2023. Premises and equipment costs were €3 million (H1 2022 - €3 million). Administrative expenses increased by €3 million to €38 million, compared with €35 million in H1 2022. Depreciation and amortisation was €1 million (H1 2022 - €2 million).

Impairments were a release of €3 million, compared with a loss of €7 million in H1 2022, mainly driven by improvements in economics and scenario weightings which were partially offset by post model adjustments.

Tax charge was €5 million compared with a tax charge of €7 million in H1 2022, largely driven by the utilisation of deferred tax assets.

Total assets and total liabilities increased by €4.0 billion and €4.1 billion to €30.4 billion and €28.2 billion respectively at 30 June 2023, compared with €26.4 billion and €24.1 billion at 31 December 2022.

-
Cash and balances at central banks increased by €4.4 billion to €8.3 billion at 30 June 2023, with the full balance placed with the Dutch Central Bank.
-
Trading assets decreased to €4.3 billion (31 December 2022 - €4.4 billion), driven by a decrease in collateral given of €0.5 billion, partially offset by an increase in loans subject to reverse repurchase agreements of €0.4 billion.
-
Derivative assets decreased to €9.4 billion (31 December 2022 - €12.3 billion) and derivative liabilities decreased to €8.1 billion (31 December 2022 - €11.1 billion), primarily reflecting lower fair values of interest rate derivatives and FX derivatives.
-
Settlement balance assets and liabilities were €2.4 billion (31 December 2022 - €0.7 billion) and €1.8 billion (31 December 2022 - €0.6 billion) respectively due to higher trading volume around June 2023 month end compared to December 2022 month end.
-
Loans to banks - amortised cost increased by €0.1 billion to €0.3 billion at 30 June 2023, mainly due to the increase in nostro balances.
-
Loans to customers - amortised cost increased by €0.1 billion to €1.1 billion, reflecting new deals.
-
Amounts due from holding company and fellow subsidiaries increased to €2.4 billion compared with €2.0 billion at 31 December 2022, mainly due to an increase in settlement balances of €0.4 billion.
-
Other financial assets increased by €0.4 billion to €2.1 billion, reflecting an increase in debt securities of €0.5 billion, partially offset by a decrease in treasury bills of €0.1 billion.
-
Customer deposits increased from €1.0 billion to €6.3 billion, in line with our strategy to increase customer deposits to match planned banking book asset growth.
-
Amounts due to holding companies and fellow subsidiaries increased by €0.5 billion to €4.8 billion, mainly driven by an increase in settlement balances of €0.8 billion, which was partially offset by a decrease in trading liabilities of €0.3 billion.
-
Trading liabilities increased to €4.5 billion (31 December 2022 - €4.0 billion), primarily reflecting an increase in deposits subject to repurchase agreements of €0.8 billion, partially offset by a decrease in collateral received of €0.2 billion.
-
Other financial liabilities decreased by €0.1 billion to €2.3 billion (31 December 2022 - €2.4 billion), largely driven by maturities in the period, partially offset by new issuance.
-
Subordinated liabilities decreased by €0.1 billion to €0.3 billion primarily due to maturities.
-
Equity attributable to controlling interests decreased by €62 million to €2.2 billion, mainly driven by ordinary dividends paid of €0.1 billion, dividends paid on AT1 capital securities of €11 million and cash flow hedging movements of €11 million. This was partially offset by the profit for the period of €61 million.

Financial review
Capital and liquidity
Capital ratios and risk-weighted assets (RWAs) on the CRR transitional basis are set out below.
	30 June	31 December
	2023	2022
Capital ratios	%	%
Common Equity Tier 1 (CET1)	20.4	21.0
Tier 1	23.6	24.0
Total	25.5	25.9

Risk-weighted assets	€m	€m
Credit risk	6,493	6,596
Market risk	1,134	1,116
Operational risk	332	354
Settlement risk	-	-
Total RWAs	7,959	8,066

Liquidity	%	%
Liquidity coverage ratio (LCR)	196	230

−   The lower capital ratios are largely due to dividend payments in H1 2023.
−   RWAs remained stable throughout H1 2023.
−   The decrease in the LCR ratio is driven by an increase in short term funding.

Condensed consolidated income statement for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Interest receivable	145	24
Interest payable	(95)	(25)
Net interest income	50	(1)
Fees and commissions receivable	110	106
Fees and commissions payable	(11)	(12)
Income from trading activities	(5)	10
Other operating income	1	1
Non-interest income	95	105
Total income	145	104
Staff costs	(40)	(39)
Premises and equipment	(3)	(3)
Other administrative expenses	(38)	(35)
Depreciation and amortisation	(1)	(2)
Operating expenses	(82)	(79)
Profit before impairment releases/losses	63	25
Impairment releases/(losses)	3	(7)
Operating profit before tax	66	18
Tax charge	(5)	(7)
Profit for the period	61	11

Attributable to:
Ordinary shareholders	50	4
AT1 capital securities	11	7
	61	11

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Profit for the period	61	11
Items that do not qualify for reclassification
Changes in fair value of credit in financial liabilities designated at FVTPL	(5)	59
FVOCI financial assets	1	(5)
	(4)	54

Items that do qualify for reclassification
FVOCI financial assets	3	(8)
Cash flow hedges	(11)	-
Currency translation	-	(1)
	(8)	(9)
Other comprehensive (losses)/income after tax	(12)	45
Total comprehensive income for the period	49	56

Attributable to:
Ordinary shareholders	38	49
AT1 capital securities	11	7
	49	56

Condensed consolidated balance sheet as at 30 June 2023 (unaudited)

	30 June	31 December
	2023	2022
	€m	€m
Assets
Cash and balances at central banks	8,339	3,961
Trading assets	4,316	4,440
Derivatives	9,391	12,335
Settlement balances	2,401	739
Loans to banks - amortised cost	270	223
Loans to customers - amortised cost	1,147	1,024
Amounts due from holding company and fellow subsidiaries	2,391	1,951
Other financial assets	2,104	1,673
Other assets	83	90
Total assets	30,442	26,436

Liabilities
Bank deposits	147	150
Customer deposits	6,282	1,046
Amounts due to holding company and fellow subsidiaries	4,809	4,359
Settlement balances	1,812	608
Trading liabilities	4,486	3,998
Derivatives	8,081	11,114
Other financial liabilities	2,264	2,441
Subordinated liabilities	272	365
Other liabilities	60	64
Total liabilities	28,213	24,145
Total equity	2,229	2,291
Total liabilities and equity	30,442	26,436

Condensed consolidated statement of changes in equity
for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Share capital and premium account - at beginning of period (1)	1,700	1,700
Share capital restructuring (2)	(150)	-
At end of period	1,550	1,700

AT1 capital securities - at beginning and end of period	250	250

FVOCI reserve - at beginning of period	(11)	4
Unrealised gains/(losses)	4	(17)
Realised losses	-	4
At end of period	(7)	(9)

Cash flow hedging reserve - at beginning of period	(10)	-
Amount recognised in equity	(27)	-
Amount transferred from equity to earnings	16	-
At end of period	(21)	-

Foreign exchange reserve - at beginning of period	6	13
Retranslation of net assets	-	(1)
At end of period	6	12

Retained earnings - at beginning of period	356	280
Profit attributable to ordinary shareholders and other equity owners	61	11
AT1 capital securities dividends paid	(11)	(7)
Ordinary dividends paid	(100)	-
Share capital restructuring (2)	150	-
Changes in fair value of credit in financial liabilities designated at FVTPL	(5)	59
At end of period	451	343

Total equity at end of period	2,229	2,296

Attributable to:
Ordinary shareholders	1,979	2,046
AT1 capital securities	250	250
	2,229	2,296

(1)	Includes Ordinary share capital of €50,004 (2022 - €50,004).
(2)	On 31 March 2023, after obtaining regulatory permission, NWM N.V. executed a share capital restructuring, converting €150 million of share premium to retained earnings.

Condensed consolidated cash flow statement for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Operating activities
Operating profit before tax	66	18
Adjustments for non-cash and other items	(32)	(65)
Net cash flows from trading activities	34	(47)
Changes in operating assets and liabilities	6,339	(196)
Net cash flows from operating activities before tax	6,373	(243)
Income taxes paid	(2)	(2)
Net cash flows from operating activities	6,371	(245)
Net cash flows from investing activities	(401)	(345)
Net cash flows from financing activities	(211)	(23)
Effects of exchange rate changes on cash and cash equivalents	27	22
Net increase/(decrease) in cash and cash equivalents	5,786	(591)
Cash and cash equivalents at beginning of period	6,518	7,229
Cash and cash equivalents at end of period	12,304	6,638

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Markets N.V.'s 2022 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 'Interim Financial Reporting', as adopted by the European Union.

Amendments to IFRS effective from 1 January 2023 had no material effect on the condensed consolidated financial statements.

2. Analysis of net fees and commissions

	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Fees and commissions receivable
- Transfer pricing arrangements (Note 10)	61	60
- Underwriting fees	37	30
- Lending and financing	12	10
- Other	-	6
Total	110	106

Fees and commissions payable	(11)	(12)
Net fees and commissions	99	94

3. Tax

The actual tax charge differs from the expected tax charge computed by applying the statutory tax rate of the Netherlands of 25.8% (2022 - 25.8%) as follows:
	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Profit before tax	66	18

Expected tax charge	(17)	(5)
Foreign profits taxed at other rates	(1)	(1)
Losses brought forward and utilised	9	-
Tax on AT1 capital securities	3	2
Adjustments in respect to prior years	1	(3)

Actual tax charge	(5)	(7)

Deferred tax assets of €52 million recognised at 31 December 2022 have decreased to €49 million at 30 June 2023 due to utilisations. NWM N.V. Group has considered the carrying value of this asset as at 30 June 2023 and concluded that it is recoverable based on future profit projections.

Notes

4. Derivatives

The table below shows third party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS.
	30 June 2023							31 December 2022
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	€bn	€bn	€bn	€bn	€bn	€m	€m	€bn	€m	€m
Gross exposure						7,393	5,909		8,993	8,135
IFRS offset						(204)	(204)		(798)	(798)
Carrying value	53	52	945	26	1,076	7,189	5,705	2,119	8,195	7,337
Of which:
Interest rate (1)	39	14	895	5	953	5,122	3,741	1,966	5,272	3,940
Exchange rate	14	38	49	21	122	2,065	1,958	152	2,922	3,394
Credit	-	-	1	-	1	2	6	1	1	3
Carrying value					1,076	7,189	5,705	2,119	8,195	7,337

Counterparty mark-to-market netting						(3,011)	(3,011)		(3,752)	(3,752)
Cash collateral						(3,055)	(1,815)		(3,279)	(2,348)
Securities collateral						(732)	(101)		(646)	(423)
Net exposure						391	778		518	814

Banks (2)						16	15		66	13
Other financial institutions (3)						165	338		166	357
Corporate (4)						210	400		273	432
Government (5)						-	25		13	12
Net exposure						391	778		518	814

Europe						368	778		462	814
US						12	-		50	-
RoW						11	-		6	-
Net exposure						391	778		518	814

Asset quality of uncollateralised
derivative assets
AQ1-AQ4						361			468
AQ5-AQ10						30			50
Net exposure						391			518

(1)     The notional amount of interest rate derivatives includes €828 billion (31 December 2022 - €1,865 billion) in respect of contracts cleared through central clearing counterparties.
(2)     Transactions with certain counterparties with whom NWM N.V. has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)     Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NWM N.V.'s external rating.
(4)     Mainly large corporates with whom NWM N.V. may have netting arrangements in place, but operational capability does not support collateral posting.
(5)     Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Notes

5. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.
			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks			8,339		8,339
Trading assets	4,316				4,316
Derivatives	9,391				9,391
Settlement balances			2,401		2,401
Loans to banks - amortised cost			270		270
Loans to customers - amortised cost			1,147		1,147
Amounts due from holding companies and fellow subsidiaries	1,494		887	10	2,391
Other financial assets	1	989	1,114		2,104
Other assets				83	83
30 June 2023	15,202	989	14,158	93	30,442

Cash and balances at central banks			3,961		3,961
Trading assets	4,440				4,440
Derivatives	12,335				12,335
Settlement balances			739		739
Loans to banks - amortised cost			223		223
Loans to customers - amortised cost			1,024		1,024
Amounts due from holding companies and fellow subsidiaries	1,406		535	10	1,951
Other financial assets	1	1,309	363		1,673
Other assets				90	90
31 December 2022	18,182	1,309	6,845	100	26,436

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
	€m	€m	€m	€m	€m
Liabilities
Bank deposits			147		147
Customer deposits			6,282		6,282
Amounts due to holding companies and fellow subsidiaries	2,565		2,222	22	4,809
Settlement balances			1,812		1,812
Trading liabilities	4,486				4,486
Derivatives	8,081				8,081
Other financial liabilities		291	1,973		2,264
Subordinated liabilities		252	20		272
Other liabilities			10	50	60
30 June 2023	15,132	543	12,466	72	28,213

Bank deposits			150		150
Customer deposits			1,046		1,046
Amounts due to holding companies and fellow subsidiaries	2,857		1,480	22	4,359
Settlement balances			608		608
Trading liabilities	3,998				3,998
Derivatives	11,114				11,114
Other financial liabilities		370	2,071		2,441
Subordinated liabilities (1)		251	114		365
Other liabilities (2)			8	56	64
31 December 2022	17,969	621	5,477	78	24,145

(1)     The cumulative own credit adjustment, representing an increase of the subordinated liability value, was €6 million (31 December 2022 - €38 million).
(2)     Includes lease liabilities of €8 million (31 December 2022 - €7 million), held at amortised cost.

Notes

5. Financial instruments - classification continued

NWM N.V. Group's financial assets and liabilities include amounts due from/to holding companies and fellow subsidiaries as below:
	30 June 2023			31 December 2022

	Holding	Fellow		Holding	Fellow
	companies	subsidiaries	Total	companies	subsidiaries	Total
	€m	€m	€m	€m	€m	€m
Assets
Trading assets	1,494	-	1,494	1,406	-	1,406
Loans to banks - amortised cost	69	268	337	358	15	373
Loans to customers - amortised cost	20	-	20	21	-	21
Settlement balances	515	15	530	141	-	141
Other assets	10	-	10	10	-	10
Amounts due from holding companies and fellow
subsidiaries	2,108	283	2,391	1,936	15	1,951

Derivatives (1)	2,202	-	2,202	4,140	-	4,140

Liabilities
Trading liabilities	2,565	-	2,565	2,857	-	2,857
Bank deposits - amortised cost	1,060	-	1,060	1,102	-	1,102
Other financial liabilities - subordinated liabilities	150	-	150	150	-	150
Settlement balances	1,011	-	1,011	222	4	226
Other liabilities	9	14	23	9	15	24
Amounts due to holding companies and fellow
subsidiaries	4,795	14	4,809	4,340	19	4,359

Derivatives (1)	2,376	-	2,376	3,777	-	3,777

(1)     Intercompany derivatives are included within derivative classification on the balance sheet.

Notes

5. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NWM N.V.'s 2022 Annual Report and Accounts. Valuation, sensitivity methodologies and input methodologies at 30 June 2023 are consistent with those described in Note 8 to NWM N.V.'s 2022 Annual Report and Accounts.

Fair value hierarchy
The table below shows the assets and liabilities held by NWM N.V. split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.
	30 June 2023				31 December 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Trading assets
Loans	-	4,301	15	4,316	-	4,403	37	4,440
Derivatives	-	9,340	51	9,391	-	12,279	56	12,335
Amounts due from holding companies and
fellow subsidiaries	-	1,494	-	1,494	-	1,406	-	1,406
Other financial assets
Loans	-	-	30	30	-	-	30	30
Securities	710	247	3	960	982	295	3	1,280
Total financial assets held at fair value	710	15,382	99	16,191	982	18,383	126	19,491
As % of total fair value assets	4%	95%	1%		5%	94%	1%

Liabilities
Amounts due to holding companies and
fellow subsidiaries	-	2,565	-	2,565	-	2,857	-	2,857
Trading liabilities
Deposits	-	4,468	-	4,468	-	3,930	-	3,930
Short positions	-	18	-	18	51	17	-	68
Derivatives	-	7,861	220	8,081	-	10,938	176	11,114
Other financial liabilities
Debt securities in issue	-	83	-	83	-	54	-	54
Deposits	-	208	-	208	-	316	-	316
Subordinated liabilities	-	252	-	252	-	251	-	251
Total financial liabilities held at fair value	-	15,455	220	15,675	51	18,363	176	18,590
As % of total fair value liabilities	-	99%	1%		0%	99%	1%

(1)   Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.
(2)     Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

Notes

5. Financial instruments - valuation

Level 3 sensitivities

The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2023			31 December 2022
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	€m	€m	€m	€m	€m	€m
Assets
Trading assets
Loans	15	-	-	37	-	-
Derivatives	51	-	-	56	-	-
Other financial assets
Loans	30	-	-	30	-	-
Securities	3	-	-	3	-	-
Total financial assets held at fair value	99	-	-	126	-	-

Liabilities
Derivatives	220	10	(10)	176	10	(10)
Total financial liabilities held at fair value	220	10	(10)	176	10	(10)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.
	Half year ended 30 June 2023				Half year ended 30 June 2022
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January	93	33	126	176	174	-	174	60
Amount recorded in the income statement (3)	(1)	-	(1)	(8)	(23)	-	(23)	34
Level 3 transfers in	-	-	-	2	-	-	-	1
Level 3 transfers out	(28)	-	(28)	(2)	-	-	-	(1)
Purchases/originations	10	-	10	61	95	3	98	35
Settlements/other decreases	-	-	-	-	(9)	-	(9)	(6)
Sales	(8)	-	(8)	(8)	(73)	-	(73)	(13)
Foreign exchange and other	-	-	-	(1)	(1)	-	(1)	-
At 30 June	66	33	99	220	163	3	166	110

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	(1)	-	(1)	(8)	(23)	-	(23)	34

(1)     Trading assets comprise assets held at fair value in trading portfolios.
(2)     Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.
(3)     There were €7 million net gains on trading assets and liabilities (30 June 2022 - €57 million net losses) recorded in income from trading activities.

Notes

5. Financial instruments - valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 2	Level 3
30 June 2023	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	8,339
Settlement balances	2,401
Loans to banks	3	267	267	115	152
Loans to customers		1,147	1,133	-	1,133
Amounts due from holding companies and fellow
subsidiaries	530	357	357	-	357
Other financial assets		1,114	1,108	-	1,108

31 December 2022
Financial assets
Cash and balances at central banks	3,961
Settlement balances	739
Loans to banks	41	182	182	79	103
Loans to customers		1,024	989	-	989
Amounts due from holding companies and fellow
subsidiaries	142	393	393	-	393
Other financial assets		363	411	-	411

30 June 2023
Financial liabilities
Bank deposits	2	145	145	-	145
Customer deposits	19	6,263	6,263	-	6,263
Amounts due to holding companies and fellow
subsidiaries	1,031	1,191	1,193	152	1,041
Settlement balances	1,812
Other financial liabilities		1,973	1,972	858	1,114
Subordinated liabilities		20	17	17	-

31 December 2022
Financial liabilities
Bank deposits	-	150	150	-	150
Customer deposits	7	1,039	1,039	-	1,039
Amounts due to holding companies and fellow
subsidiaries	317	1,163	1,165	152	1,013
Settlement balances	608
Other financial liabilities		2,071	2,073	1,076	997
Subordinated liabilities		114	120	120	-

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NWM N.V.'s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. The remaining population, is valued using discounted cash flows at current offer rates.

Bank and customer deposits
Fair values of deposits are estimated using contractual cashflows using a market discount rate incorporating the current spread.

Notes

6. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	30 June	31 December
	2023	2022
	€m	€m
Assets
Loans
Reverse repos	2,245	1,849
Collateral given	2,043	2,539
Other loans	28	52
Total	4,316	4,440

Liabilities
Deposits
Repos	1,188	425
Collateral received	3,279	3,503
Other deposits	1	2
Total deposits	4,468	3,930
Short positions	18	68
Total	4,486	3,998

Notes

7. Loan impairment provisions

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment.

Economic scenarios

At 30 June 2023, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly related to persistently high inflation and interest rate environment, resulting in a fall in real household income, economic slowdown, a rise in unemployment and asset price declines.

For 30 June 2023, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside - This scenario assumes robust growth as inflation falls sharply and rates are lowered. Consumer spending is supported by savings built up since COVID-19 and further helped by fiscal support and strong business investment. The labour market remains resilient, with the unemployment rate remaining below pre-COVID-19 levels.

Base case - In the midst of high inflation and significant monetary policy tightening, economic growth remains muted. However, recession is avoided. The unemployment rate rises modestly but job losses are contained. Inflation moderates over the medium-term and falls to the target level of 2%.

Since 31 December 2022, the economic outlook has improved as energy prices fell sharply and the labour market remained resilient. However, the inflation outlook remains elevated due to higher core inflation pressure. As a result, interest rates need to rise higher than assumed previously. The base case now assumes muted growth in 2023 as opposed to a mild recession assumed previously. The unemployment rate still rises but the peak is lower, reflecting the labour market's recent resilience.

Downside - Inflation remains persistently high. The economy experiences a recession as consumer confidence weakens due to a fall in real income. Interest rates are raised higher than the base case and remain elevated for longer. High rates are assumed to have a more significant impact on the labour market. Unemployment remains higher than the base case scenario.

The previous year's downside scenario also included a deep recession and labour market deterioration, but the current downside scenario explores these risks in a persistently high inflation, high rates environment.

Extreme downside - This scenario assumes high and persistent inflation. Households see the highest recorded decline in real income. Interest rates rise to levels last observed in early 2000s. Resulting economic recession is deep and leads to widespread job losses. Unemployment rate rises to a level above that observed in the aftermath of the sovereign debt crisis.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

Main macroeconomic variables
	30 June 2023					31 December 2022
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP - CAGR	2.4	1.5	1.0	(0.3)	1.3	2.4	1.7	0.8	-	1.4
Unemployment - average	6.0	6.8	7.4	10.6	7.3	6.8	7.0	8.1	9.9	7.7
European Central Bank
- main refinancing rate - average	3.3	3.5	3.5	4.3	3.6	2.7	2.9	1.3	3.7	2.6
Probability weight	19.5	45.0	21.5	14.0		18.6	45.0	20.8	15.6

(1)     The five year summary runs from 2023-2027 for 30 June 2023.
(2)     Comparatives have been aligned with the current calculation approach.

Notes

7. Loan impairment provisions continued

Probability weightings of scenarios
NWM N.V. Group's quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2023.

The approach involves comparing GDP paths for NWM N.V. Group's scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgment, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2022. Since then, the outlook has improved across key areas of the economy. However, the risks still remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NWM N.V. Group judges it appropriate that downside-biased scenarios have higher probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 19.5% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 21.5% weighting applied to the downside scenario and a 14.0% weighting applied to the extreme downside scenario.

Notes

7. Loan impairment provisions continued

Economic loss drivers

Annual figures
				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Eurozone - GDP - annual growth	%	%	%	%	%
2023	1.9	0.8	0.5	-	0.8
2024	4.7	1.6	(0.6)	(4.0)	1.0
2025	2.3	1.9	1.9	0.6	1.8
2026	1.8	1.8	1.8	1.0	1.7
2027	1.3	1.4	1.4	1.0	1.3
2028	1.1	1.3	1.3	1.0	1.2

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Eurozone - unemployment rate - annual average	%	%	%	%	%
2023	6.7	6.8	6.9	7.4	6.9
2024	6.0	6.9	7.7	11.8	7.6
2025	5.7	6.8	7.7	12.4	7.5
2026	5.7	6.7	7.5	11.4	7.3
2027	5.7	6.6	7.2	10.2	7.1
2028	5.7	6.6	7.0	9.2	6.9

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
European Central Bank - main refinancing rate - annual average	%	%	%	%	%
2023	3.6	3.7	3.7	3.9	3.7
2024	3.6	4.0	3.8	5.2	4.1
2025	3.1	3.5	3.4	4.8	3.6
2026	3.0	3.1	3.3	4.2	3.3
2027	3.0	3.0	3.3	3.5	3.1
2028	3.0	3.0	3.3	3.0	3.1

Worst points
	30 June 2023				31 December 2022
			Extreme				Extreme
	Downside		downside		Downside		downside
Eurozone	%	Quarter	%	Quarter	%	Quarter	%	Quarter
GDP	(0.8)	Q2 2024	(4.7)	Q2 2024	(3.5)	Q4 2023	(4.3)	Q4 2023
Unemployment rate (peak)	7.8	Q2 2024	12.5	Q1 2025	9.0	Q3 2024	11.9	Q4 2024

(1)     Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2022 for 30 June 2023 scenarios.
(2)     Comparatives have been aligned with the current calculation approach.

Use of the scenarios in lending
The lending scenario methodology is based on the concept of credit cycle indices (CCIs). The CCIs represent all relevant economic drivers for a region/industry segment aggregated into a single index value that describes the credit conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to credit conditions at long-run average levels, a positive CCI value corresponds to credit conditions below long run average levels and a negative CCI value corresponds to credit conditions above long-run average levels.

The individual economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then extended with an additional mean reversion assumption to gradually revert to the long-run average CCI value of zero in the outer years of the projection horizon.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

Economic uncertainty
The high inflation environment alongside rapidly rising interest rates and supply chain disruption are presenting significant headwinds for some businesses and consumers. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2024. NWM N.V. Group has considered where these are most likely to affect the customer base, with the rising cost of borrowing during 2023 for both businesses and consumers presenting an additional affordability challenge for many borrowers in recent months.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the unique high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Notes

7. Loan impairment provisions continued

Governance and post model adjustments
The IFRS 9 PD, EAD and LGD models are subject to NWM N.V. Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows:

−  Deferred model calibrations - ECL adjustments where model monitoring and similar analyses indicates that model adjustments will be required to ensure ECL adequacy. As a consequence, an estimate of the ECL impact is recorded on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.
−  Economic uncertainty - ECL adjustments primarily arising from uncertainties associated with high inflation and rapidly rising interest rates as well as supply chain disruption. In all cases, management judged that additional ECL was required until further credit performance data became available as the observable effects of these issues crystallise.
−  Other adjustments - ECL adjustments where it was judged that the modelled ECL required amendment.

Post model adjustments will remain a key focus area of NWM N.V. Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, rapidly rising interest rates and supply chain disruption, where risks may not be fully captured by the models. There were €2 million post model adjustments at H1 2023 (31 December 2022 - nil).

Measurement uncertainty and ECL sensitivity analysis
The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. NWM N.V. Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2023. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty - default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NWM N.V. Group's core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Measurement uncertainty and ECL adequacy
−  The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 30 June 2023 resulted in a decrease in modelled ECL. Given that continued uncertainty remains due to high inflation, rapidly rising interest rates and supply chain disruption, NWM N.V. Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage, including economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.
−  As the effects of high inflation, rapidly rising interest rates and supply chain disruption evolve during 2023 and into 2024, there is a risk of credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2023.
−  There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in GDP and unemployment in the economies in which NWM N.V. Group operates.

Notes

7. Loan impairment provisions continued

Portfolio summary
The table below shows gross loans and related credit impairment measurements, within the scope of the ECL IFRS 9 framework.

	30 June	31 December
	2023	2022
	€m	€m
Loans - amortised cost and fair value through other comprehensive income (FVOCI)
Stage 1	1,275	944
Stage 2	176	303
Inter-Group (1)	357	393
Total	1,808	1,640
ECL provisions
Stage 1	5	6
Stage 2	3	5
Total	8	11
ECL provisions coverage (2)
Stage 1 (%)	0.39	0.64
Stage 2 (%)	1.70	1.65
Total	0.55	0.88
Other financial assets - gross exposure	10,370	5,564
Other financial assets - ECL provision	1	1

	Half year ended
	30 June	30 June
	2023	2022
	€m	€m
Impairment losses
ECL (release)/charge - third party (3)	(3)	7

Amounts written-off	1	43

(1)       NWM N.V. Group's intercompany assets were classified in Stage 1. The ECL for these loans was €0.1 million (31 December 2022 - €0.1 million).
(2)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3)       Includes €0.4 million (30 June 2022 - €0.1 million) related to other financial assets and nil (30 June 2022 - nil) relating to contingent liabilities.
(4)       The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 39 for Financial instruments within the scope of the IFRS 9 ECL framework in the NWM N.V. Group 2022 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling €8.3 billion (31 December 2022 - €4.0 billion) and debt securities of €2 billion (31 December 2022 - €1.6 billion).

Notes

7. Loan impairment provisions continued

Sector analysis - portfolio summary

The table below shows exposures and ECL by stage, for key sectors.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2023	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Property	49	2	-	51	203	-	-	-	-	-
Financial institutions	676	5	-	681	733	508	1	-	-	1
Corporate	550	169	-	719	6,234	-	4	3	-	7
Of which:
Agriculture	1	-	-	1	-	-	-	-	-	-
Airlines and aerospace	-	1	-	1	187	-	-	-	-	-
Automotive	2	-	-	2	635	-	-	-	-	-
Chemicals	11	-	-	11	74	-	-	-	-	-
Health	22	1	-	23	-	-	-	-	-	-
Industrials	178	62	-	240	273	-	-	1	-	1
Land transport and logistics	12	58	-	70	362	-	-	-	-	-
Leisure	1	-	-	1	-	-	-	-	-	-
Oil and gas	3	-	-	3	304	-	-	-	-	-
Power Utilities	122	-	-	122	2,999	-	-	-	-	-
Retail	-	-	-	-	452	-	-	-	-	-
Shipping	2	-	-	2	-	-	-	-	-	-
Water and waste	4	-	-	4	58	-	-	-	-	-
Total	1,275	176	-	1,451	7,170	508	5	3	-	8

31 December 2022
Property	15	115	-	130	208	-	-	1	-	1
Financial institutions	535	6	-	541	936	508	1	-	-	1
Corporate	394	182	-	576	6,731	-	5	4	-	9
Of which:
Agriculture	-	2	-	2	-	-	-	-	-	-
Airlines and aerospace	-	1	-	1	183	-	-	-	-	-
Automotive	2	-	-	2	644	-	-	-	-	-
Chemicals	15	-	-	15	72	-	-	-	-	-
Health	22	2	-	24	-	-	-	-	-	-
Industrials	38	63	-	101	289	-	1	-	-	1
Land transport and logistics	20	59	-	79	353	-	-	1	-	1
Leisure	1	-	-	1	-	-	-	-	-	-
Oil and gas	4	-	-	4	545	-	-	-	-	-
Power Utilities	108	-	-	108	2,897	-	1	-	-	1
Retail	-	-	-	-	486	-	-	-	-	-
Shipping	2	-	-	2	-	-	-	-	-	-
Water and waste	4	-	-	4	286	-	-	-	-	-
Total	944	303	-	1,247	7,875	508	6	5	-	11

Notes

7. Loan impairment provisions continued

Flow statement

The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect because they relate to balances at central banks. Other points to note:

−   Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
−   Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
−   Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
−   Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2023	7,179	6	303	5	-	-	7,482	11
Currency translation and other adjustments	4	1	-	(1)	-	-	4	-
Inter group transfers	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(52)	(1)	52	1	-	-	-	-
Transfers from Stage 2 to Stage 1	170	2	(170)	(2)	-	-	-	-
Net re-measurement of ECL on stage transfer		(1)		1		-		-
Changes in risk parameters (model inputs)		(2)		-		-		(2)
Other changes in net exposure	1,548	-	(33)	-	-	-	1,515	-
Other Profit or loss only items		-		-		(1)		(1)
Income statement (releases)/charges		(3)		1		(1)		(3)
Amounts written-off	-	-	(1)	(1)	-	-	(1)	(1)
At 30 June 2023	8,849	5	151	3	-	-	9,000	8
Net carrying amount	8,844		148		-		8,992
At 1 January 2022	6,937	-	46	1	39	39	7,022	40
2022 movements	(45)	5	184	2	(39)	(39)	100	(32)
At 30 June 2022	6,892	5	230	3	-	-	7,122	8
Net carrying amount	6,887		227		-		7,114

(1)     The table above excludes inter-Group.

−   The ECL release from changes in IFRS 9 multiple economic scenarios probability weights was partially offset by post model adjustments in relation to longer inflation and rising interest rates. The post model adjustments were partially realised through PD degradation assumptions which in turn also drove the transfers into Stage 2.
−   The remaining post model adjustments were related to increased cost, refinancing and assumptions around liquidity.
−   The credit portfolio overall continues to be biased strongly to investment grade credit and regulated sectors.

Notes

8. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2023. Although NWM N.V. Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of NWM N.V. Group's expectation of future losses.
	30 June	31 December
	2023	2022
	€m	€m
Contingent liabilities and commitments
Guarantees	508	508
Standby facilities, credit lines and other commitments	7,189	7,901
Total	7,697	8,409

Commitments and contingent obligations are subject to NWM N.V. Group's normal credit approval processes.

Included within guarantees and assets pledged as collateral security as at 30 June 2023 is €0.5 billion (31 December 2022 - €0.5 billion) which relates to the NatWest Group's obligations over liabilities held within the Dutch State acquired businesses included in ABN AMRO Bank N.V.

Risk-sharing agreements
NWM Plc and NWM N.V. have limited risk-sharing arrangements in place to facilitate the smooth provision of services to NatWest Markets' customers. The arrangements include:

−   The provision of a funded guarantee of up to €1.2 billion by NWM Plc to NWM N.V. that limits certain NWM N.V.'s exposures to large individual customer credits. Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount. At 30 June 2023, the deposits amounted to €0.9 billion and the guarantee fees in the period were €2.7 million.
−   The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.'s legacy portfolio. At 30 June 2023 the exposure at default covered by the guarantees was approximately €0.2 billion (of which €31 million was cash collateralised). Fees of €0.8 million in relation to the guarantees were recognised in the period.

9. Litigation and regulatory matters

NWM N.V. and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

NWM N.V. Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NWM N.V. Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NWM N.V. Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWM N.V. Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those matters for which NWM N.V. Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Notes

9. Litigation and regulatory matters continued

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that NWM N.V. Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

NatWest Group is involved in ongoing litigation and regulatory matters that are not described below but are described on pages 97 to 101 of NatWest Group's H1 Results 2023. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. While NWM N.V. Group may not be directly involved in such NatWest Group matters, any final adverse outcome of those matters may also have an adverse effect on NWM N.V. Group.

Litigation
Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the United States Court of Appeals for the Second Circuit (US Court of Appeals), they will now proceed in the bankruptcy court, where they have been consolidated into one action, subject to NWM N.V.'s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action and such motion was denied in March 2023. As a result, the case is now expected to enter the discovery phase.

FX litigation
In December 2021, a claim was filed in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of claimants, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimants amended their claim to also refer to a December 2021 decision by the EC, which described anti-competitive FX market conduct. The defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) unless the claimants are domiciled in the Netherlands. Certain of the claimants are so domiciled and are therefore permitted to continue with their claims against all defendants, including NatWest Group plc and NWM Plc. The claimants are appealing that decision. In June 2023, a new group of claimants indicated their intention to join Stichting FX Claims to pursue similar claims against the defendants.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of this case. It is anticipated that the plaintiffs will file a motion to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the United States District Court for the Southern District of New York (SDNY) in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

Notes

9. Litigation and regulatory matters continued

Regulatory matters (including investigations)
NWM N.V. Group's financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the EU, the US and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the EU, the US and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWM N.V. Group, remediation of systems and controls, public or private censure, restriction of NWM N.V. Group's business activities and/or fines. Any of these events or circumstances could have a material adverse effect on NWM N.V. Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

10. Related party transactions

NWM N.V. has a related party relationship with associates, joint ventures, key management and shareholders. NWM N.V. enters into transactions with related parties.

Interim pricing agreement
NWM N.V. is a party to transfer pricing arrangements with NWM Plc under which NWM N.V. received income of €61 million (€60 million in H1 2022) for business interactions with NWM Plc. The at arm's length nature of the transfer pricing arrangements is confirmed by transfer pricing documentation which has been prepared by an external expert.

Business and loan portfolio transfers
During H1 2023, drawn balances of €18 million were transferred from NWM N.V. to NatWest Bank Europe GmbH and contingent liabilities and commitments of €10 million were transferred from NWM N.V. to NatWest Bank Plc and NatWest Bank Europe GmbH. Additionally drawn balances of €20 million were transferred from NWM N.V. to NatWest Bank Plc and €4 million were transferred vice versa.

Full details of the NWM N.V. Group's related party transactions for the year ended 31 December 2022 are included in the NatWest Markets N.V. 2022 Annual Report and Accounts.

11. Post balance sheet events

Other than as disclosed in this document there have been no significant events between 30 June 2023 and the date of approval of this announcement which would require a change to, or additional disclosure in, the announcement.

12. Date of approval

The interim results for the half year ended 30 June 2023 were approved by the Supervisory Board on 27 July 2023.

NatWest Markets N.V. Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NWM N.V. Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 138 to 161 of the NatWest Markets N.V. 2022 Annual Report and Accounts. Any of the risks identified may have a material adverse effect on NWM N.V. Group's business, operations, financial condition or prospects.

Economic and political risk
−  NWM N.V. Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK, European and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.

−  Continuing uncertainty regarding the effects and extent of the UK's post Brexit divergence from EU laws and regulation, and NWM N.V.'s post Brexit EU operating model may continue to adversely affect NWM Plc (NWM N.V.'s parent company) and its operating environment and NatWest Group plc (NWM N.V.'s ultimate parent company) and may have an indirect effect on NWM N.V. Group.

−  Changes in interest rates have affected and will continue to affect NWM N.V. Group's business and results.

−  HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and NWM N.V. Group is ultimately controlled by NatWest Group.

Strategic risk
−  NWM Group (including NWM N.V Group) has been in a period of significant structural and other change, including as a result of NatWest Group's purpose-led strategy and NatWest Group's recent creation of its C&I business segment (of which NWM Group forms part) and may continue to be subject to significant structural and other change.

Financial resilience risk

−  NWM N.V. is NatWest Group's banking and trading entity located in the Netherlands. NWM N.V. has repurposed its banking licence, and NWM N.V. Group may be subject to further changes.

−  NWM Group, including NWM N.V. Group, may not meet the targets it communicates, generate returns or implement its strategy effectively.

−  NWM N.V. may not meet the prudential regulatory requirements for capital and liquidity.

−  NWM N.V. Group may not be able to adequately access sources of liquidity and funding.

−  NWM N.V. Group is reliant on access to the capital markets to meet its funding requirements. The inability to do so may adversely affect NWM N.V. Group.

−  NWM N.V. may not manage its capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.

−  Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM N.V.) or any of their respective debt securities could adversely affect the availability of funding for NWM N.V. Group, reduce NWM N.V. Group's liquidity position and increase the cost of funding.

−  NWM N.V. Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

−  NWM N.V. Group may be adversely affected if NatWest Group fails to meet the requirements of regulatory stress tests.

−  NWM N.V. Group has significant exposure to counterparty and borrower risk.

−  NWM N.V. Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

−  NWM N.V. Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.

−  Changes in accounting standards may materially impact NWM N.V. Group's financial results.

−  NatWest Group (including NWM N.V.) may become subject to the application of statutory stabilisation or resolution powers which may result in, for example, the write-down or conversion of certain Eligible Liabilities (including NWM N.V.'s Eligible Liabilities).

−  NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NWM N.V. Group could be adversely affected should the Bank of England in the future deem NatWest Group's preparations to be inadequate.

NatWest Markets N.V. Summary Risk Factors

Summary of Principal Risks and Uncertainties continued

Climate and sustainability-related risks

−  NWM N.V. Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NWM N.V. Group.

−  NatWest Group's climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

−  There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

−  A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NWM N.V. Group's ability to manage those risks.

−  Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NWM N.V. Group.

−  NWM N.V. Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

−  A reduction in the ESG ratings of NatWest Group or NWM Group (including NWM N.V. Group) could have a negative impact on NatWest Group's or NWM Group's (including NWM N.V. Group's) reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group, NWM Group or NWM N.V. Group.

Operational and IT resilience risk

−  Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NWM N.V. Group's businesses.

−  NWM N.V. Group is subject to increasingly sophisticated and frequent cyberattacks.

−  NWM N.V. Group operations and strategy are highly dependent on the accuracy and effective use of data.

−  NWM N.V. Group relies on attracting, retaining, developing and remunerating diverse senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.

−  NWM N.V. Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect NWM N.V. Group.

−  A failure in NWM N.V. Group's risk management framework could adversely affect NWM N.V. Group, including its ability to achieve its strategic objectives.

−  NWM N.V. Group's operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

−  NWM N.V. Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NWM N.V. Group.

−  NWM N.V. Group and NWM Plc are exposed to the risk of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NWM N.V. Group.

−  NWM N.V. Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk-free rates.

Contact
Alexander Holcroft	Investor Relations	+44 (0) 20 7672 1758

Presentation of Information

NatWest Markets N.V. (NWM N.V.) is a wholly owned subsidiary of RBS Holdings N.V. ('RBSH N.V.' or 'the intermediate holding company'). NWM N.V. Group refers to NWM N.V. and its subsidiary and associated undertakings. The term 'RBSH Group' refers to RBSH N.V. and its only subsidiary, NWM N.V.. RBSH N.V. is a wholly-owned subsidiary of NatWest Markets Plc (NWM Plc). The term 'NWM Group' refers to NWM Plc and its subsidiary and associated undertakings.

NatWest Group plc is 'the ultimate holding company'. The term 'NatWest Group' refers to NatWest Group plc and its subsidiary and associated undertakings. NatWest Group plc is registered at 36 St Andrew Square, Edinburgh, Scotland.

NWM N.V. publishes its financial statements in 'euro', the European single currency. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively, and references to 'cents' represent cents in the European Union ('EU'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The term 'EEA' refers to European Economic Area.

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM N.V. Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NWM N.V. Group in respect of, but not limited to: its economic and political risks (including due to high inflation, supply chain disruption and the Russian invasion of Ukraine), its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the NWM Group's strategy  and implementation of NatWest Group's purpose-led strategy and NatWest Group's recent creation of its Commercial & Institutional franchise (of which NWM Group forms part), its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to replacement risk free rates and NWM N.V. Group's exposure to operational risk, conduct risk, financial crime risk, cyber, data and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to: the outcome of legal, regulatory and governmental actions and investigations, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions, the impact of climate related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or the NWM N.V. Group's actual results are discussed in NWM N.V. Group's 2022 Annual Report and Accounts (ARA), NWM N.V.'s Interim Results for H1 2023, and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM N.V. Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Management's report on the interim financial statements

Pursuant to section 5:25d, paragraph 2(c), of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the members of the Managing Board state that to the best of their knowledge:
−
the interim financial statements give a true and fair view, in all material respects, of the assets and liabilities, financial position, and profit or loss of NatWest Markets N.V. and the companies included in the consolidation as at 30 June 2023 and for the six month period then ended.

−
the interim report, for the six month period ending on 30 June 2023, gives a true and fair view of the information required pursuant to section 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act of NatWest Markets N.V. and the companies included in the consolidation.

Amsterdam
27 July 2023

Cornelis Visscher
Chief Financial Officer

NatWest Group plc 2138005O9XJIJN4JPN90
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Exhibit No. 4

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 28 July 2023 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme dated 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6184H_1-2023-7-28.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

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Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 5

NatWest Group plc

31 July 2023

Commencement of On Market Share Buyback Programme

NatWest Group plc (the "Company") announces the commencement of its programme to buy back ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares").

On 28 July 2023, the Company announced its full year results and a share buyback programme (the "Programme") of up to £500 million.  The Programme will commence on 31 July 2023 and will end no later than 14 March 2024, provided that the term of the Programme may be extended to end no later than 22 March 2024 to account for certain disruption events during the initial term of the Programme.

The Programme, the purpose of which is to reduce the Company's issued share capital, will take place within the limitations of the authority granted by shareholders to the Board of the Company at its Annual General Meeting, held on 25 April 2023 (the "2023 Authority").  The 2023 Authority is due to expire at the conclusion of the 2024 AGM, or 30 June 2024, whichever is earlier.

The maximum number of Ordinary Shares that can be purchased by NWG under the Programme is 919,858,922. This number reflects the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023.

The Company has entered into non-discretionary instructions with UBS AG, London Branch to conduct the Programme on its behalf and to make trading decisions under the Programme independently of the Company.

The Company intends to cancel the repurchased Ordinary Shares.

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer
This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

Forward-looking statements
This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this announcement may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its Programme and the details thereto; its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 and H1 2023 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

No Purchases in the United States and No Purchases of American Depositary Receipts ("ADRs")
Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company's ADRs under the Programme.

  Exhibit No. 6

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 July 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 July 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,942,034,711	4	35,768,138,844
Ordinary Shares of £1.0769* held in treasury	206,409,078	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,148,926,929		35,770,071,404

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,770,071,404 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 July 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary